UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                          (Title of Class of Securities)

                                  292554 10 2
                                 -------------
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
               ---------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                                 June 17, 2005
                              ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Reporting Person           Madison West Associates Corp.
    I.R.S.Identification No.of
    Above Person
-------------------------------------------------------------------------------
(2) Check the Appropriate Box         (a)
    if a Member of a                  -----------------------------------------
    Group                             (b) X
                                      -----------------------------------------
-------------------------------------------------------------------------------
(3) SEC Use Only
-------------------------------------------------------------------------------
(4) Source of Funds                                               OO
-------------------------------------------------------------------------------
(5) Check Box if Disclosure of                                     [  ]
    Legal Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)
-------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                         Delaware
-------------------------------------------------------------------------------
Number of Shares         (7)Sole Voting Power                     None
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8)Shared Voting Power              1,096,800
With                     ------------------------------------------------------
                         (9)Sole Dispositive Power                None
                         ------------------------------------------------------
                         (10)Shared Dispositive Power        1,096,800
-------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                        1,096,800
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                    [  ]
     Amount in Row (11) Excludes
     Certain Shares
-------------------------------------------------------------------------------
(13) Percent of Class Represented                                 4.9%*
     by Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person                                       CO



------------------------
* Based on 22,259,424 shares of Common Stock oustanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1)  Name of Reporting Person                  Triarc Companies, Inc.
     I.R.S. Identification No. of Above
     Person
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a       (a)
     Member of a Group                    -------------------------------------
                                          (b) X
                                          -------------------------------------
-------------------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------------------
(4)  Source of Funds                                                 OO
-------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal                                [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)  Citizenship or Place of                              Delaware
     Organization
-------------------------------------------------------------------------------
Number of Shares           (7)  Sole Voting Power                   None
Beneficially               ----------------------------------------------------
Owned by Each              (8)  Shared Voting Power            1,198,075
Reporting Person           ----------------------------------------------------
With                       (9)  Sole Dispositive Power              None
                           ----------------------------------------------------
                           (10) Shared Dispositive Power       1,198,075
                           ----------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                            1,198,075
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                      [  ]
     Amount in Row (11)Excludes
     Certain Shares
-------------------------------------------------------------------------------
(13) Percent of Class Represented by                                 5.4%*
     Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person                                          CO



-----------------------------
* Based on 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1)  Name of Reporting Person                  Nelson Peltz
     I.R.S. Identification No. of
     Above Person
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box                 (a)
     if a Member of a Group                    --------------------------------
                                               (b) X
                                               --------------------------------
-------------------------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------------------------
(4) Source of Funds                                                  OO
-------------------------------------------------------------------------------
(5) Check Box if Disclosure of                                      [  ]
    Legal Proceedings is
    Required Pursuant to Items
    2(d) or 2(e)
-------------------------------------------------------------------------------
(6) Citizenship or Place of                                United States
    Organization
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power                  None
Beneficially                 --------------------------------------------------
Owned by Each                (8) Shared Voting Power           2,431,764
Each Reporting Person        --------------------------------------------------
With                         (9) Sole Dispositive Power              None
                             --------------------------------------------------
                             (10)Shared Dispositive Power       2,431,764
-------------------------------------------------------------------------------
(11 Aggregate Amount
    Beneficially Owned by
    Each Reporting Person                                       2,431,764
-------------------------------------------------------------------------------
(12)Check Box if the Aggregate                                       [  ]
    Amount in Row (11) Excludes
    Certain Shares
-------------------------------------------------------------------------------
(13)Percent of Class Represented                                    10.9%*
    by Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person                                          IN


---------------------------
* Based on 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1) Name of Reporting Person                        Peter W. May
    I.R.S. Identification No. of
    Above Person
-------------------------------------------------------------------------------
(2) Check the Appropriate Box                       (a)
    if a Member of a Group                          ---------------------------
                                                    (b) X
                                                    ---------------------------
-------------------------------------------------------------------------------
(3) SEC Use Only
-------------------------------------------------------------------------------
(4) Source of Funds                                               OO
-------------------------------------------------------------------------------
(5) Check Box if Disclosure of                                  [  ]
    Legal Proceedings is
    Required Pursuant
    to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                        United States
-------------------------------------------------------------------------------
Number of Shares         (7) Sole Voting Power                  15,000
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power             1,198,075
With                     ------------------------------------------------------
                         (9) Sole Dispositive Power             15,000
                         ------------------------------------------------------
                         (10)Shared Dispositive Power        1,198,075
-------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by
     Each Reporting Person                                   1,213,075
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                   [  ]
     Amount in Row (11) Excludes
     Certain Shares
-------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                       5.4%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person                                       IN


---------------------------
* Based on 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1)Name of Reporting Person                            Neale M. Albert
   I.R.S. Identification No. of
   Above Person
-------------------------------------------------------------------------------
(2) Check the Appropriate Box                       (a)
    if a Member of a Group                          ---------------------------
                                                    (b) X
                                                    ---------------------------
-------------------------------------------------------------------------------
(3) SEC Use Only
-------------------------------------------------------------------------------
(4) Source of Funds                                                 OO
-------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal                               [  ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6) Citizenship or place of                              United States
    Organization
-------------------------------------------------------------------------------
Number of Shares         (7) Sole Voting Power                    None
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power                31,865
With                     ------------------------------------------------------
                         (9) Sole Dispositive Power               None
                         ------------------------------------------------------
                         (10)Shared Dispositive Power           31,865
-------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by
     Each Reporting Person                                      31,865
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                   [  ]
     Amount in Row (11) Excludes
     Certain Shares
-------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row (11)                                       0.1%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person                                       IN


---------------------------
* Based on 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

Amendment No. 9 to Schedule 13D

     This Amendment No. 9 to Schedule 13D amends the Schedule 13D originally filed on March 4, 2002 (the "Original Statement"), as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003, Amendment No. 5 dated October 16, 2003 and Amendment No. 6 dated December 23, 2004, Amendment No. 7 dated January 20, 2005 and Amendment No. 8 dated May 12, 2005 (the Original Statement, as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 2.           Identity and Background

                  Schedules I and II are hereby amended and restated as set forth herein and are incorporated herein by reference.

Item 4.           Purpose of Transaction

                  Item 4 of the Schedule 13D is hereby amended by adding the following:

                  In connection with the liquidation and dissolution of each of the JM Trust and the LM Trust, on June 17, 2005 (i) 334,225 shares of Common Stock directly owned by the JM Trust were transferred to Jonathan P. May, the sole beneficiary of the JM Trust, and (ii) 334,225 shares of Common Stock were transferred to Leslie May Blauner, the sole beneficiary of the LM Trust. Jonathan May and Leslie May Blauner are adult children of Mr. May and do not live in Mr. May's household. Messrs. Albert and May were co-trustees of each of the JM Trust and the LM Trust and, therefore, prior to such transfer, may have been deemed pursuant to Rule 13d-3 of the Exchange Act to have beneficially owned such shares.

                  On June 22, 2005, Madison West and the Peltz LP each filed a Form 144 with the Securities and Exchange Commission with respect to the proposed sale of up to 225,000 shares of Common Stock by Madison West and up to 250,000 shares of Common Stock by the Peltz LP. During the period from June 22, 2005 through June 29, 2005, Madison West sold an aggregate of 200,000 shares of Common Stock and the Peltz LP sold a total of 230,000 shares of Common Stock.

                  On June 27, 2005, the Peltz LP made a bona fide gift of 30,000 shares of Common Stock to the Peltz Family Foundation. On that date, the Peltz Family Foundation made three bona fide donations aggregating 33,335 shares of Common Stock.

Item 5.           Interest in Securities of the Issuer.

         (a) Part (a)-(b) of Item 5 is amended and restated to read in its entirety as follows:

                   (i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 1,096,800 shares of Common Stock, which constitute approximately 4.9% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005). Madison West shares with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 1,096,800 shares of Common Stock directly owned by Madison West;

                  (ii) Pursuant to Rule 13d-3 of the Exchange Act, Triarc may be deemed the beneficial owner of 1,198,075 shares of Common Stock, including (i) 1,096,800 shares of Common Stock directly owned by Madison West and (ii) 101,275 shares of Common Stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 5.4% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Form 10-Q filed with the Securities and Exchange Commission on May 9, 2005). Triarc shares with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 1,096,800 shares of Common Stock directly owned by Madison West and shares with Mr. Peltz and Mr. May voting and dispositive power of the 101,275 shares of Common Stock directly owned by Triarc;

                  (iii) As a co-trustee of the Peltz Family Foundation, Mr. Albert shares voting and dispositive power over of the 31,865 shares of Common Stock directly owned by the Peltz Family Foundation. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 31,865 shares, which constitute approximately 0.1% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2005). Mr. Albert disclaims beneficial ownership of such shares;

                  (iv) On May 9, 2004 Mr. Peltz transferred all of his general partnership interests in the Peltz LP to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz LP. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz LP to a limited liability company of which she is the sole member. Mr. Peltz may be deemed to beneficially own the 1,201,824 shares of Common Stock directly owned by the Peltz LP. As a co-trustee of the Peltz Family Foundation, Mr. Peltz shares voting and dispositive power over of the 31,865 shares of Common Stock directly owned by the Peltz Family Foundation. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 34.9% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 1,198,075 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of
         (i) the 1,201,824 shares of Common Stock directly owned by the Peltz LP, (ii) the 31,865 shares of Common Stock directly owned by the Peltz Family Foundation and (iii) the 1,198,075 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 10.9% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2005). Mr. Peltz disclaims beneficial ownership of such shares;


                  (v) Mr. May beneficially owns 15,000 shares of Common Stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own approximately 34.9% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus, Mr. May shares with Triarc and Mr. Peltz voting and dispositive power over the 1,198,075 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of (i) the 1,198,075 shares of Common Stock beneficially owned by Triarc, and (ii) the 15,000 shares of Common Stock owned directly by Mr. May, which, in the aggregate, constitute approximately 5.4% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,259,424 shares of Common Stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2005). Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of Common Stock that he owns directly;

                  (vi) The Peltz Family Foundation is the beneficial owner of 31,865 shares of Common Stock. Mr. and Mrs. Peltz, one of their adult children and Mr. Albert serve as co-trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.



         (b) Paragraphs (ii) and (iii) of Part D of Item 5 are hereby deleted.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  June 30, 2005

                                            MADISON WEST ASSOCIATES CORP.



                                            By: /s/STUART I. ROSEN
                                               --------------------------------
                                               Name:  Stuart I. Rosen
                                               Title: Senior Vice President
                                                        and Secretary


                                            TRIARC COMPANIES, INC.



                                            By: /s/STUART I. ROSEN
                                               --------------------------------
                                               Name:  Stuart I. Rosen
                                               Title: Senior Vice President
                                                        and Secretary




                                               NELSON PELTZ
                                               --------------------------------
                                               Nelson Peltz



                                               PETER W. MAY
                                               --------------------------------
                                               Peter W. May


                                               NEALE M. ALBERT
                                               --------------------------------
                                               Neale M. Albert

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


---------------------------- ---------------------- --------------------------------- -------------------------
Name                         Citizenship            Residence or Business Address     Beneficial Ownership
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Hugh L. Carey                USA                    805 Third Avenue
                                                    New York, NY 10022                           0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Clive Chajet                 USA                    575 Madison Avenue,
                                                    New York, NY  10022                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Joseph A. Levato             USA                    280 Park Avenue
                                                    New York, NY  10017                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Gregory H. Sachs             USA                    8700 West Bryn Mawr, 12th Fl.
                                                    Chicago, IL  60631                           0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
David E. Schwab II           USA                    1133 Avenue of the Americas
                                                    New York, NY 10036                           0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Raymond S. Troubh            USA                    10 Rockefeller Plaza
                                                    New York, NY  10020                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Gerald Tsai, Jr.             USA                    200 Park Avenue
                                                    New York, NY  10166                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Jack G. Wasserman            USA                    280 Park Avenue
                                                    New York, NY  10017                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Edward Garden                USA                    280 Park Avenue
                                                    New York, NY  10017                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Brian L. Schorr              USA                    280 Park Avenue
                                                    New York, NY  10017                       5,008 (2) (3)
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Francis T. McCarron          USA                    280 Park Avenue
                                                    New York, NY  10017                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Greg Essner                  USA                    280 Park Avenue
                                                    New York, NY  10017                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------

Stuart I. Rosen              USA                    280 Park Avenue
                                                    New York, NY  10017                      22,000 (2)
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Fred H. Schaefer             USA                    280 Park Avenue
                                                    New York, NY  10017                      50,000 (2)
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Anne A. Tarbell              USA                    280 Park Avenue
                                                    New York, NY  10017                          0
---------------------------- ---------------------- --------------------------------- -------------------------
---------------------------- ---------------------- --------------------------------- -------------------------
Douglas N. Benham            USA                    1000 Corporate Drive
                                                    Fort Lauderdale, FL 33334                    0
---------------------------- ---------------------- --------------------------------- -------------------------
1)       To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)       Consists of Common Stock.

3) The shares reported herein are held by Mr. Schorr's wife, as to which shares Mr. Schorr disclaims beneficial ownership.





                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Madison West.
(1)


---------------------------- -------------------------- -------------------------- --------------------------
Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017                   0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017                5,008 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               22,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0
---------------------------- -------------------------- -------------------------- --------------------------

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)        See Schedule I.
